Govdesk, LLC

Statement of Financial Condition

For the Year Ended December 31, 2021

Govdesk, LLC

December 31, 2021

Table of Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50628

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GOVDESK, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

217 Via Buena Ventura
(No. and Street)

Redondo Beach (City) CA (State) 90277 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T. Manzo (Name) (201) 519-1905 (Area Code – Telephone Number) mmanzo@moppartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St., Bldg S (Address) Norwell (City) MA (State) 02061 (Zip Code)

02/24/2009 (Date of Registration with PCAOB)(if applicable) 3373 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Pereira _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GOVDESK, LLC _____, as of December 31 _____, 2 021 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ELIZABETH Z. SANCHEZ
Comm. No. 2340689
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. JAN. 20, 2025

Notary Public

Signature

Title:
Director

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2022, by LAWRENCE PEREIRA,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ELIZABETH Z. SANCHEZ
Comm. No. 2340689
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. JAN. 20, 2025
CMD-1

(Seal) Signature Elizabeth Z. Sanchez



LMHS, P.C.
Certified Public Accountants and Advisors

<center>*Report of Independent Registered Public Accounting Firm*</center>

Lawrence Pereira
Govdesk, LLC
Redondo Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Govdesk, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Govdesk, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) "PCAOB" and are required to be independent with respect to Govdesk, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Govdesk, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P. C.

We have served as Govdesk, LLC's auditor since 2020.
Norwell, Massachusetts

February 25, 2022

Govdesk, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	5,557
Deposit at Clearing Organization		50,000
Due from registered representative		770
Due from affiliate		935
Prepaid expenses and other assets		13,004
Furniture and equipment, net of $37,686 accumulated depreciation		1,556
Total Assets	$	71,822
Liabilities and Members' Equity		
Accounts payable	$	7,199
Total Liabilities		7,199
Members' Equity		64,623
Total Liabilities and Members' Equity	$	71,822

See independent auditor's report and accompanying notes.

Govdesk, LLC
Notes to the Financial Statements
December 31, 2021

1. Organization

Govdesk, LLC (the "Company") was formed as a Limited Liability Company in California in September 1997, with a termination date of September 30, 2047.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the Financial Industry Regulatory Authority. The Company engages in the brokerage of United States government securities, corporate bonds, and private placement of securities and related advisory services on a fee basis.

On January 01, 2022, Blueprint Capital Advisors, LLC ("BCA") purchased 100% of the membership interest in Securities International Group, LLC ("SIG"), the majority owner of Govdesk, LLC. Govdesk, LLC has initiated the process of filing a Continuing Member Application with FINRA to effect the change.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment purchases greater than $500 are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives ranging from five to seven years. Total cost of furniture and equipment was $39,242. Accumulated depreciation was $37,686 and current depreciation expense amounts to $722.

Investment Banking Fees:
Investment banking revenues are earned from providing advisory services related to the private placement of securities. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determined.

Basis of Accounting:
The financial statements of the Company have been prepared on an accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue Recognition
The Company complies with ASC Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2019. As a result, it has changed its accounting policy for revenue recognition as detailed below. The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2019. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Performance Obligations – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of the good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained

2.   **Significant Accounting Policies Continued**

   Revenue Recognition Continued

control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Trading revenue:

Commissions are related to securities transactions and are recorded on a trade date basis.

Commission Income:

The Company buys and sells securities on an agency basis on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB accounting standards codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the
             Company has the ability to access at the measurement date

Govdesk, LLC
Notes to the Financial Statements
December 31, 2021

3. Fair Value Measurements Continued

Level 2   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3   Unobservable inputs for the asset or liability

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data, and therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the assets and liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value. The Company had no financial instruments to measure for fair value as of December 31, 2021.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $48,358 which was $43,358 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

5. Related Parties

Jeffery Matthews Financial is a broker-dealer and served as the Company's clearing broker where all customer transactions are cleared on a fully disclosed basis. At December 31, 2021 the Company was not owed any money due from Jeffery Matthews Financial. During 2021, clearance fees totaling $16,710 were paid to Jeffery Matthews Financial.

During 2021, the Company paid $17,000 to King Harbor Wealth Management ("KHWM") for consulting services. KHWM is an entity which is wholly owned by Management of Govdesk, LLC.

6. Lease Obligation

In February 2016, the FASB issued ASU No. 2016-02, "Lease (Topic 842)" which supersedes previous leasing guidance in Topic 840. Under the new guidance, lessees are required to recognize lease-of-use assets and lease liabilities on the statemen to financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The FASB has since issued additional related ASU amendments to clarify and improve certain aspects of the guidance and implementation of Topic 842. The Company no longer has a lease obligation.

The Company's lease agreement for office space in Redondo Beach, California expired on October 31, 2020 and was not renewed. Due to Covid restrictions, the Company currently operates out of Managements' home office. Therefore, no rent expense was recorded for the year ended December 31, 2021.

Govdesk, LLC
Notes to the Financial Statements
December 31, 2021

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Recent Accounting Pronouncement

In June 2016, The Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ('ASU") 2016-13, Financial Instruments ---- Credit Losses (Topic326):
Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, If any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities

At December 31, 2021, management has determined that the Company had no receivables impacted by the guidance.

10. Subsequent Events

The Company has evaluated subsequent events through February 25, 2022, the date which the financial statements were available to be issued. Based upon the review, the Company had determined that there are no events which took place that would have a material impact on the financial statements, which would require disclosure.